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                              September 29, 2020

       Mark Palumbo
       Chief Executive Officer
       CannAssist International Corp
       1548 Loch Ness Dr.
       Fallbrook, CA 92028

                                                        Re: CannAssist
International Corp
                                                            Offering Statement
on Form 1-A/A
                                                            Filed September 22,
2020
                                                            File No. 024-11272

       Dear Mr. Palumbo:

              We have reviewed your amended offering statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2020 letter.

       Form 1-A/A filed September 22, 2020

       Exhibits

   1. We note that the legal opinion as to the units themselves only addresses their due authorization. Counsel
must opine not solely on the components of the units but also the units themselves.
Please expand to provide a binding obligation opinion with respect to the legality of the
units. Alternatively, to the extent counsel believes the units should be treated in a similar
fashion as shares of capital stock under applicable state law, the opinion may provide
that the units are legally issued, fully paid and non-assessable. Refer to Section II.B.1.h. of
Staff Legal Bulletin No. 19.
 Mark Palumbo
FirstName
CannAssistLastNameMark    Palumbo
           International Corp
Comapany 29,
September NameCannAssist
              2020          International Corp
September
Page 2    29, 2020 Page 2
FirstName LastName
       You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Jarvis J. Lagman